April 28, 2014

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Re:	The Majestic Star Casino, LLC
Registration Statement on Form S-4
Commission File No. 333-178755
Request for Withdrawal of Registration Statement (RW)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Majestic Star Casino, LLC, an Indiana limited liability company (the “Registrant”), hereby requests the withdrawal of its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2011, as amended by the Amendment No. 1 to Registration Statement on Form S-4, filed with the Commission on February 13, 2012, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), Commission File No. 333-178755.

The Registrant has determined not to pursue the contemplated exchange offer at this time and hereby requests the immediate withdrawal of the Registration Statement. The Registration Statement was never declared effective, and no securities have been exchanged, sold or issued thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement of the Registrant or an affiliate.

We understand that this request for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this request will not be granted.

We appreciate your assistance. Should you need any additional information, please feel free to contact our legal counsel, Kimberly Copp of Taft, Stettinius & Hollister LLP (312) 836-4068, at your convenience.

Very truly yours,

THE MAJESTIC STAR CASINO, LLC

/s/ Jon S. Bennett

Sr. Vice President and Chief Financial Officer